Mark E. Crone Managing Partner mcrone@cronelawgroup.com

Ho Wah Genting Group Limited

Wisma Ho Wah Genting, No. 35
Jalan Maharajalela, 50150
Kuala Lumpur, Malaysia

May 10, 2018

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Craig D. Wilson

Re:	Ho Wah Genting Group Limited (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 18, 2018 File No. 333-199965

Dear Mr. Wilson,

We are submitting to the Securities and Exchange Commission (the “Commission”) the following responses to the Commission’s comment letter dated May 7, 2018 with reference to the Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on April 17, 2018.

Form 10-K for the fiscal year ended December 31, 2017

PART II

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition, page F-11

1801 Century Park East, Suite 2400

Los Angeles, California 90067

OFFICE 310.556.9611

CELL 860.202.6845

www.cronelawgroup.com

1.	We note you disclose the increase in revenues from the year ended December 31, 2017 to 2017 was a result of your ten percent management fees charged for the Exclusive Travel Membership business. In future filings, if applicable, please disclose any performance, cancellation, termination or refund type provision in your client arrangements and the impact these terms have on your revenue recognition policies.

Response:    The Company will disclose any performance, cancellation, termination and/or refund type provisions in its arrangements with clients and the impact these terms have on the Company’s revenue recognition policies.

Form 8-K filed May 12, 2017

2.	We note you state that the Exhibit 16.1 letter from Centurion ZD CPA Limited would be filed by amendment but such amendment was never filed. Please ensure that the letter provided by your former accountant is filed as an exhibit by amendment to the 8-K.

Response:    The Company will be filing a Current Report on Form 8-K/A to include the letter from Centurion.

We hope the foregoing adequately addresses the comments of the Commision. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

HO WAH GENTING GROUP LIMITED

/s/ Lim Chun Hoo
Name: Lim Chun Hoo
Title: Chief Executive Officer

1801 Century Park East, Suite 2400

Los Angeles, California 90067

OFFICE 310.556.9611

CELL 860.202.6845

www.cronelawgroup.com